United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Enviva Inc.

(Name of Issuer)

Common stock, par value $0.001 per share
(Title of Class of Securities)

29415B103
(CUSIP Number)

Dianna Rosser Aprile

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, NY 10019

(212) 993-0076

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 3, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 29415B103	13D	Page 1 of 21 Pages

1	Names of Reporting Persons Enviva Collateral PledgeCo, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 29415B103	13D	Page 2 of 21 Pages

1	Names of Reporting Persons Enviva Cottondale Acquisition I, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 29415B103	13D	Page 3 of 21 Pages

1	Names of Reporting Persons Riverstone Enviva Holdings GP, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 29415B103	13D	Page 4 of 21 Pages

1	Names of Reporting Persons Riverstone Echo Rollover Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 27,797,923
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 27,797,923

11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,797,923
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 45.6%
14	Type of Reporting Person PN

CUSIP No. 29415B103	13D	Page 5 of 21 Pages

1	Names of Reporting Persons Riverstone Echo Continuation Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 27,797,923
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 27,797,923

11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,797,923
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 45.6%
14	Type of Reporting Person PN

CUSIP No. 29415B103	13D	Page 6 of 21 Pages

1	Names of Reporting Persons Riverstone Echo PF Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 27,797,923
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 27,797,923
11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,797,923
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 45.6%
14	Type of Reporting Person PN

CUSIP No. 29415B103	13D	Page 7 of 21 Pages

1	Names of Reporting Persons Riverstone Echo Rollover GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 27,797,923
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 27,797,923
11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,797,923
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 45.6%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 29415B103	13D	Page 8 of 21 Pages

1	Names of Reporting Persons Riverstone ECF GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 27,797,923
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 27,797,923
11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,797,923
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 45.6%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 29415B103	13D	Page 9 of 21 Pages

1	Names of Reporting Persons Riverstone Echo Partners, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 27,797,923
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 27,797,923

11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,797,923
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 45.6%
14	Type of Reporting Person PN

CUSIP No. 29415B103	13D	Page 10 of 21 Pages

1	Names of Reporting Persons Riverstone Echo GP, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 27,797,923
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 27,797,923

11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,797,923
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 45.6%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 29415B103	13D	Page 11 of 21 Pages

1	Names of Reporting Persons Riverstone Holdings LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 27,797,923
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 27,797,923

11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,797,923
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 45.6%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 29415B103	13D	Page 12 of 21 Pages

1	Names of Reporting Persons Riverstone/Gower Mgmt Co Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 27,797,923
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 27,797,923

11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,797,923
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 45.6%
14	Type of Reporting Person PN

CUSIP No. 29415B103	13D	Page 13 of 21 Pages

1	Names of Reporting Persons Riverstone Management Group, L.L.C.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 27,797,923
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 27,797,923

11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,797,923
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 45.6%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 29415B103	13D	Page 14 of 21 Pages

1	Names of Reporting Persons David M. Leuschen
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 27,797,923
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 27,797,923

11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,797,923
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 45.6%
14	Type of Reporting Person IN

CUSIP No. 29415B103	13D	Page 15 of 21 Pages

1	Names of Reporting Persons Pierre F. Lapeyre, Jr.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 27,797,923
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 27,797,923

11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,797,923
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 45.6%
14	Type of Reporting Person IN

CUSIP No. 29415B103	13D	Page 16 of 21 Pages

Explanatory Note

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on December 28, 2015 (as amended to date, the “Schedule 13D”) with respect to the common stock, par value $0.001 per share (“Common Stock”) of Enviva Inc. (formerly Enviva Partners, LP) (the “Issuer”). Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D relates to the Common Stock of the Issuer, whose principal executive offices are located at 7272 Wisconsin Ave., Suite 1800, Bethesda, MD 20814.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Riverstone Echo Rollover Holdings, L.P. (“Rollover Holdings”)

Riverstone Echo Continuation Holdings, L.P. (“Continuation Holdings”)

Riverstone Echo PF Holdings, L.P. (“PF Holdings”)

Riverstone Echo Rollover GP, LLC

Riverstone ECF GP, LLC

Riverstone Echo Partners, L.P.

Riverstone Echo GP, LLC

Riverstone Holdings LLC

Riverstone/Gower Mgmt Co Holdings, L.P.

Riverstone Management Group, L.L.C.

David M. Leuschen

Pierre F. Lapeyre, Jr.

Mr. Leuschen and Mr. Lapeyre are citizens of the United States of America. Each of the other reporting persons is organized in the State of Delaware. The business address of each of the Reporting Persons is, c/o Riverstone Holdings LLC, 712 Fifth Avenue, 36th Floor, New York, NY 10019. Each of the Reporting Persons is principally engaged in the business of investing in securities, including the securities of the Issuer. Mr. Leuschen and Mr. Lapeyre are also each Founders and Senior Managing Directors of Riverstone Holdings LLC.

CUSIP No. 29415B103	13D	Page 17 of 21 Pages

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended by inserting the following information at the end of Item 4:

The Conversion

On December 30, 2021, the Issuer completed its previously disclosed conversion into a Delaware corporation (the “Conversion”). Pursuant to the Conversion, each outstanding common unit representing a limited partner interest in Enviva Partners, LP was exchanged for one share of Common Stock of the Issuer.

The Restructuring Transactions

On January 3, 2022, the Reporting Persons completed an internal restructuring (the “Restructuring Transactions”). As a result, each of Enviva Collateral PledgeCo, LLC, Enviva Cottondale Acquisition I, LLC, and Riverstone Enviva Holdings GP, LLC ceased to be the beneficial owners of any shares of Common Stock of the Issuer and PF Holdings became the beneficial owner Common Stock as described herein.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to the terms of the Support Agreement, Stockholders Agreement, and Restricted Securities Agreement (each as defined in Amendment No. 4), market conditions, valuations, regulatory approvals and any other approvals, the Reporting Persons may, from time to time and at any time, dispose of any or all of their shares of Common Stock in open market transactions, registered offerings, privately negotiated transactions, or otherwise, or engage in any hedging or similar transactions with respect to such securities.

Subject to the terms of the Support Agreement, Stockholders Agreement, and Restricted Securities Agreements, the Reporting Persons may engage in discussions with management, the Issuer’s board of directors (the “Board”) or other representatives of the Issuer and/or with other holders of securities of the Issuer and, from time to time and at any time, suggest or take a position regarding, or participate in, a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s operations, management, corporate governance, capital structure, control, strategic alternatives, and direction, as well as other potential transactions which relate to or would result in extraordinary corporate transactions, such as a merger, reorganization, or other transaction that could result in the de-listing or de-registration of the Common Stock; sale or acquisition of assets or business; changes to the capitalization or dividend policy of Issuer; or other material changes to the Issuer’s business or corporate structure, including changes to the Issuer’s charter or bylaws or changes in management or the composition of the Issuer’s board of directors. To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

CUSIP No. 29415B103	13D	Page 18 of 21 Pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a)-(b)        The percent of class provided for each Reporting Person below is based on 61,022,931 shares of Common Stock outstanding as of November 19, 2021.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Enviva Collateral PledgeCo, LLC	0	0%	0	0	0	0
Enviva Cottondale Acquisition I, LLC	0	0%	0	0	0	0
Riverstone Enviva Holdings GP, LLC	0	0%	0	0	0	0
Riverstone Echo Rollover Holdings, L.P.	27,797,923	45.6%	0	27,797,923	0	27,797,923
Riverstone Echo Continuation Holdings, L.P.	27,797,923	45.6%	0	27,797,923	0	27,797,923
Riverstone Echo PF Holdings, L.P.	27,797,923	45.6%	0	27,797,923	0	27,797,923
Riverstone Echo Rollover GP, LLC	27,797,923	45.6%	0	27,797,923	0	27,797,923
Riverstone ECF GP, LLC	27,797,923	45.6%	0	27,797,923	0	27,797,923
Riverstone Echo Partners, L.P.	27,797,923	45.6%	0	27,797,923	0	27,797,923
Riverstone Echo GP, LLC	27,797,923	45.6%	0	27,797,923	0	27,797,923
Riverstone Holdings LLC	27,797,923	45.6%	0	27,797,923	0	27,797,923
Riverstone/Gower Mgmt Co Holdings, L.P.	27,797,923	45.6%	0	27,797,923	0	27,797,923
Riverstone Management Group, L.L.C.	27,797,923	45.6%	0	27,797,923	0	27,797,923
David M. Leuschen	27,797,923	45.6%	0	27,797,923	0	27,797,923
Pierre F. Lapeyre, Jr.	27,797,923	45.6%	0	27,797,923	0	27,797,923

Includes 13,424,466 shares of Common Stock held of record by Continuation Holdings, 2,504,508 shares of Common Stock held of record by Rollover Holdings and 11,868,949 shares of Common Stock held of record by PF Holdings. David M. Leuschen and Pierre F. Lapeyre, Jr. are the managing directors of Riverstone Management Group, L.L.C. (“Riverstone Management”), and have or share voting and investment discretion with respect to the securities beneficially owned by Riverstone Management, which is the general partner of Riverstone/Gower Mgmt Co Holdings, L.P., which is the sole member of Riverstone Holdings LLC, which is the sole member of Riverstone Echo GP, LLC, which is the general partner of Riverstone Echo Partners, L.P., which is the sole member of each of Riverstone ECF GP, LLC (“ECF GP”) and Riverstone Echo Rollover GP, LLC (“Echo Rollover GP”). ECF GP is the general partner of each of Continuation Holdings and PF Holdings. Echo Rollover GP is the general partner of Rollover Holdings.

(c)       None of the Reporting Persons have effected any transactions in the Common Stock of the Issuer during the 60 days preceding the date of this Amendment No. 5, except as described in Item 4 of this Schedule 13D, which information is incorporated herein by reference, and the acquisition of 107,448 shares upon reinvestment of the Issuer’s dividend paid on November 26, 2021.

CUSIP No. 29415B103	13D	Page 19 of 21 Pages

(d)       None

(e)       On January 3, 2022, following the Restructuring Transactions, each of Enviva Collateral PledgeCo, LLC, Enviva Cottondale Acquisition I, LLC, and Riverstone Enviva Holdings GP, LLC ceased to be the beneficial owners of any shares of Common Stock of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is amended as follows:

Exhibit Number	Description of Exhibit
1	Joint Filing Agreement

CUSIP No. 29415B103	13D	Page 20 of 21 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: January 10, 2022

ENVIVA COLLATERAL PLEDGECO, LLC
By Enviva Cottondale Acquisition I, LLC, its managing member,
By Riverstone Echo Continuation Holdings, L.P., its member,
By Riverstone ECF GP, LLC, its general partner

By:	/s/ Peter Haskopoulos

Name:	Peter Haskopoulos
Title:	Managing Director

ENVIVA COTTONDALE ACQUISITION I, LLC
By Riverstone Echo Continuation Holdings, L.P., its member,
By Riverstone ECF GP, LLC, its general partner

By:	/s/ Peter Haskopoulos

Name:	Peter Haskopoulos
Title:	Managing Director

RIVERSTONE ENVIVA HOLDINGS GP, LLC
By Riverstone ECF GP, LLC, its general partner

By:	/s/ Peter Haskopoulos

Name:	Peter Haskopoulos
Title:	Managing Director

RIVERSTONE ECHO ROLLOVER HOLDINGS, L.P.
By Riverstone Echo Rollover GP, LLC, its general partner

By:	/s/ Peter Haskopoulos

Name:	Peter Haskopoulos
Title:	Managing Director

RIVERSTONE ECHO CONTINUATION HOLDINGS, L.P.
By Riverstone ECF GP, LLC, its general partner

By:	/s/ Peter Haskopoulos

Name:	Peter Haskopoulos
Title:	Managing Director

RIVERSTONE ECHO PF HOLDINGS, L.P.
By Riverstone ECF GP, LLC, its general partner

By:	/s/ Peter Haskopoulos

Name:	Peter Haskopoulos
Title:	Managing Director

CUSIP No. 29415B103	13D	Page 21 of 21 Pages

RIVERSTONE ECHO ROLLOVER GP, LLC

By:	/s/ Peter Haskopoulos

Name:	Peter Haskopoulos
Title:	Managing Director

RIVERSTONE ECF GP, LLC

By:	/s/ Peter Haskopoulos

Name:	Peter Haskopoulos
Title:	Managing Director

RIVERSTONE ECHO PARTNERS, L.P.
By Riverstone Echo GP, LLC, its general partner

By:	/s/ Peter Haskopoulos

Name:	Peter Haskopoulos
Title:	Managing Director

RIVERSTONE ECHO GP, LLC

By:	/s/ Peter Haskopoulos

Name:	Peter Haskopoulos
Title:	Managing Director

RIVERSTONE HOLDINGS LLC

By:	/s/ Peter Haskopoulos

Name:	Peter Haskopoulos
Title:	Authorized Person

RIVERSTONE/GOWER MGMT CO HOLDINGS, L.P.
By: Riverstone Management Group, L.L.C., its general partner

By:	/s/ Peter Haskopoulos

Name:	Peter Haskopoulos
Title:	Manager

RIVERSTONE MANAGEMENT GROUP, L.L.C.

By:	/s/ Peter Haskopoulos

Name:	Peter Haskopoulos
Title:	Manager

/s/ David M. Leuschen
David M. Leuschen

/s/ Pierre F. Lapeyre, Jr.
Pierre F. Lapeyre, Jr.